SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 30

                                       TO

                                      FORM

                                     N-8B-2

                                File No. 811-2868


           REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE
                          CURRENTLY ISSUING SECURITIES


                                  June 9, 2000


                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                       New York Municipal Trust, Series 1
                            (and Subsequent Series);
                New York Discount & Zero Coupon Fund - 1st Series
                            (and Subsequent Series);
                      Municipal Securities Trust, Series 1
                            (and Subsequent Series);
                               1st Discount Series
                            (and Subsequent Series);
                              High Income Series 1
                            (and Subsequent Series);
                              Multi-State Series 1
                            (and Subsequent Series);
                        Short-Intermediate Term Series 1
                            (and Subsequent Series);
                       Insured Municipal Securities Trust,
                         Series 1 (Multiplier Portfolio)
                            (and Subsequent Series);
                        Series 1 (and Subsequent Series);
                             and 5th Discount Series
                            (and Subsequent Series);
                     Mortgage Securities Trust CMO Series 1
                            (and Subsequent Series);
                        Equity Securities Trust Series 1
                            (and Subsequent Series);

                    EST Symphony Trust, Series 26, EquiT'S II
                             (and Subsequent Series)
                      and any other future trusts for which

958125.1

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                  ING Funds Distributor, Inc. acts as Depositor

                  ____________________________________________
                               Name of Registrant

                               1475 Dunwoody Drive
                        West Chester, Pennsylvania 19380
                  ____________________________________________

                   Address and Principal Office of Registrant



  X   Not the issuer of periodic payment plan certificates.

_____ Issuer of periodic payment plan certificates.


Amended items 1, 2, 3, 4, 6, 23, 25, 27, 28, 29, 30 and 59.

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I.   ORGANIZATION AND GENERAL INFORMATION
     -------------------------------------

          1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

               EST Symphony Trust, Series 26, EquiT's II (and Subsequent Series) and any other future trusts for which ING Funds Distributor, Inc. acts as sponsor.

               The Trust has no Internal Revenue Service Employer Identification Number.

               (b) Furnish title of each class or series of securities issued by the trust.

                            CERTIFICATE OF OWNERSHIP
                                 --evidencing--
                              An Undivided Interest
                                     --in--

                    EST Symphony Trust, Series 26, EquiT's II
                             (and Subsequent Series)

          2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                           ING Funds Distributor, Inc.
                               1475 Dunwoody Drive
                        West Chester, Pennsylvania 19380
                        Internal Revenue Service Employer
                        Identification Number: 42-1418588

          3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

              Trustee:
              -------


The Chase Manhattan Bank           The Bank of New York
4 New York Plaza                   101 Barclay Street
New York, New York 10004           New York, New York 10286
Internal Revenue Service           Internal Revenue Service
Employer Identification            Employer Identification
Number: 13-4994650                 Number: 13-5160382

          4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification

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Number of each principal underwriter currently distributing securities of the trust.

                           ING Funds Distributor, Inc.
                           1475 Dunwoody Drive
                           West Chester, Pennsylvania  19380

                           Internal Revenue Service Employer
                           Identification Number:  42-1418588

          6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

               The form of Trust Indenture and Agreement among ING Funds Distributor, Inc., as Depositor, ING Mutual Funds Management Co. LLC, as Portfolio Supervisor and The Bank of New York, as Trustee, to be employed by the Trust will be filed as Exhibit
               99.1.1.1 to the Registration Statement on Form S-6 of the Trust.

               The Indenture will be dated the initial date of deposit of the securities in EST Symphony Trust, Series 26, EquiT's II and shall terminate no later than the disposition of the last security purchased by the Trust but no later than the Mandatory Termination Date which is approximately fifteen months from the initial date of deposit.

               Substantially, identical but separate Reference Trust Agreements will be executed for each Series of Trusts between the Depositor, the Portfolio Supervisor and Trustee. The respective Reference Trust Agreements shall be dated the initial date of deposit of the underlying securities for each Series and shall terminate on the date of disposition of the last security held in the Trust portfolio but no later than the Mandatory Termination Date which is approximately thirteen months from the initial date of deposit.

               (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payment on securities issued or to be issued by the trust are held by the custodian or trustee.

                    See Item 6(a) above.

          23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal

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



underwriter of the trust, including the amount of coverage and the type of bond.

               ING Funds Distributor, Inc. and its directors, officers and employees are covered by a Stockbrokers Blanket Bond in the amount of $2,000,000, under a Financial Institution Bond Form 14.

II.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
     -----------------------------------------------------------

         Organization and Operations of Depositor
         ----------------------------------------

          25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

               ING Funds Distributor, Inc. is a Corporation organized in 1994 under the laws of the State of Iowa.

          27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

               See "Administration of the Trust - The Sponsor" in Exhibit 2. The Depositor is engaged in the underwriting and securities brokerage business and is a member of the National Association of Securities Dealers, Inc.

               ING Funds Distributor, Inc., formerly known as Equitable of Iowa Securities Network, Inc., is also the wholesaler of 17 mutual funds and 1 money market through affiliated and non-affiliated broker/dealers as well as through broker/dealers of selected banks.

         Officials and Affiliated Persons of Depositor
         ---------------------------------------------

          28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or

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



indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                    Reference is made to Exhibit F hereto.

               (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                    Reference is made to Exhibit F hereto.

          Companies Owning Securities of Depositor
          -----------------------------------------

          29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                    Reference is made to Exhibit F hereto.

          Controlling Persons
          -------------------

          30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

                    Reference is made to Exhibit F hereto.

III.  FINANCIAL AND STATISTICAL INFORMATION
      -------------------------------------

          59.  Financial Statements filed herewith:

               (c)(1) Balance Sheet of the Depositor for its last fiscal year.

                    Reference is made to Form X-17A-5 Part III included as Exhibit G hereto.

               (c)(2) Profit and Loss Statement and Statement of Surplus for the Depositor for its last fiscal year.

                    Reference is made to Form X-17A-5 Part III included as Exhibit G hereto.


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



                                   SIGNATURES
                                   ----------

          Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this Registration Statement to be duly signed on behalf of the registrant in the City and State of New York, on the 9th day of June, 2000.


                              NEW YORK MUNICIPAL TRUST
                                 SERIES 1 (and SUBSEQUENT SERIES);
                              NEW YORK DISCOUNT & ZERO COUPON FUND -
                                 1ST SERIES (and SUBSEQUENT SERIES);
                              MUNICIPAL SECURITIES TRUST,
                                 SERIES 1 (and SUBSEQUENT SERIES);
                              1ST DISCOUNT SERIES (and SUBSEQUENT
                                 SERIES);
                              HIGH INCOME SERIES 1
                                 (and SUBSEQUENT SERIES);
                              SHORT-INTERMEDIATE TERM SERIES 1
                                 (and SUBSEQUENT SERIES);
                              MULTI-STATE SERIES 1
                                 (and SUBSEQUENT SERIES);
                              INSURED MUNICIPAL SECURITIES TRUST,
                                 SERIES 1 (MULTIPLIER PORTFOLIO)
                                 (and SUBSEQUENT SERIES);
                              SERIES 1 (and SUBSEQUENT SERIES);
                              5TH DISCOUNT SERIES
                                 (and SUBSEQUENT SERIES);
                              MORTGAGE SECURITIES TRUST, CMO SERIES 1
                                 (and SUBSEQUENT SERIES);
                              EQUITY SECURITIES TRUST, SERIES 1
                                 (and SUBSEQUENT SERIES); AND
                              EST SYMPHONY TRUST, SERIES 26,
                                 EQUIT'S II
                                 (and SUBSEQUENT SERIES)




                              ING FUNDS DISTRIBUTOR, INC.

                                  By: /s/ PETER J. DEMARCO
                                      --------------------
                                      Name:  Peter J. DeMarco
                                      Title: Senior Vice
                                             President

Attest: /s/ DONALD E. BROSTROM
       -----------------------
       Name: Donald E. Brostrom
       Title: Chief Financial Officer
                & Treasurer


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



                                  IV. EXHIBITS
                                      --------

No.               Description
---               -----------

1.                Form of Trust Indenture and Agreement (filed as Exhibit
                  99.1.1.1 to the Registration Statement on Form S-6 of the Trust).

2.                Form of Prospectus for the Trust (filed with
                  Registration Statement on Form S-6 of the Trust).

3. Articles of Incorporation and Articles of Amendment of ING Funds Distributor, Inc. (filed as Exhibit 99.1.3.5 to Amendment No. 2 to the Form S-6 Registration Statement of The Pinnacle Family of Trusts, Internet Trust Series I and incorporated herein by reference).

4.                Bylaws of ING Funds Distributor, Inc. (filed as
                  Exhibit 99. 1.3.6 to Amendment No. 2 to the Form S-6 Registration Statement of The Pinnacle Family of Trusts, Internet Trust Series I and incorporated herein by reference).

Exhibit F.

Exhibit G.


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



                                    EXHIBIT F
                                    ---------

                                                       As of March 28, 2000


I. Information as to each officer, director or partner of ING Funds Distributor, Inc., and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of ING Funds Distributor, Inc.


Name                  Title/Position                  Business Address
----                  --------------                  ----------------
John J. Pileggi       Director and Chief Executive    1475 Dunwoody Drive
                      Officer                         West Chester, PA  19380
Donald E. Brostrom    Director, Chief Financial       1475 Dunwoody Drive
                      Officer                         West Chester, PA  19380
                      and Treasurer
Mitchell J. Mellen    Director and President          1475 Dunwoody Drive
                                                      West Chester, PA  19380
Eric M. Rubin         Director and Senior Vice        4802 East Ray Road,
                      President                       Suite 22-228
                                                      Phoenix, AZ  85044
Peter J. DeMarco      Senior Vice President           600 Fifth Avenue
                                                      New York, NY  10022
Rachelle I. Rehner    Secretary                       1475 Dunwoody Drive
                                                      West Chester, PA  19380
Gary Taiariol         Assistant Treasurer             1475 Dunwoody Drive
                                                      West Chester, PA  19380

As of the date hereof, none of the referenced persons own 5% or more of ING Funds Distributor, Inc.

As of the date hereof, none of the referenced persons own any Units of the Trust.

II. The business experience during the last five years of each officer and director of ING Funds Distributor, Inc.

John Pileggi - Chief Executive Officer and Director of ING Funds Distributor, Inc. since 1999. Mr. Pileggi has also served as President and Chief Executive Officer for ING Mutual Funds


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                                       -i-

Management Co. LLC since 1998, as President, Chairman of the Board and Trustee for ING Funds Trust, as Chief Executive Officer for ING Fund Services Co. LLC and as President, Chief Executive Officer and Trustee for ING Variable Insurance Trust. Mr. Pileggi has been a Director of Furman Selz LLC since 1994 and is also a Trustee for the First Choice Funds, Intrust Funds and Performance Funds, ING Canadian Funds, ING Global Brand Names Funds and ING American Fund.

Donald Brostrom - Chief Financial Officer, Treasurer and Director of ING Funds Distributor, Inc. since April, 1999. Mr. Brostrom has also served as Executive Vice President and Chief Operating Officer for ING Mutual Funds Management Co. LLC since 1998, as Treasurer for ING Funds Trust, as Chief Financial Officer for ING Fund Services Co. LLC since October, 1998 and as Treasurer for ING Variable Insurance Trust. Mr. Brostrom was a Managing Director of Furman Selz LLC from 1984 to September, 1998.

Mitch Mellen - President and Director of ING Funds Distributor, Inc. since July, 1999. Mr. Mellen was formerly the National Sales Manager for New York Life Mainstay Funds from October, 1995 to July, 1998 and an investment broker with Piper Jaffrey from May, 1993 to June, 1995.

Eric Rubin - Director of ING Funds Distributor, Inc. since April, 1999 and Senior Vice President since January, 2000. Formerly Vice President of Sales of First Data Investor Services Group from January, 1997 to June, 1998 and Managing Director of Furman Selz, LLC from July, 1995 to January, 1997. Mr. Rubin has also served as Vice President and Managing Director of Banc One Investment Advisors from October, 1993 to July, 1995.

Peter DeMarco - Senior Vice President of ING Funds Distributor, Inc. since October, 1999. Mr. DeMarco was an Executive Vice President for Reich & Tang Asset Management LP from October, 1995 to October, 1999 and a Managing Director of Bear, Stearns & Co. Inc. from 1981 to October, 1995.

Rachelle Rehner - Secretary of ING Funds Distributor, Inc. since 1999. Ms. Rehner has also served as Fund Legal Manager for ING Mutual Funds Management Co. LLC since 1998. Ms. Rehner was a senior legal assistant for Kramer, Levin, Naftalis & Frankel from 1995 to 1998 and a compliance administrator for BISYS from 1994 to 1995.

Gary Taiariol - Assistant Treasurer of ING Funds Distributor, Inc. since April, 1999. Mr. Taiariol has also served as Treasurer for ING Mutual Funds Management Co. LLC and ING Fund Services Co. LLC since December, 1998. Mr. Taiariol was an Accounting Manager for Novacare, Inc. from January, 1995, to December, 1998 and a Senior Accountant for Christian Dior Perfumes from June, 1992 to January, 1995.


958125.1
                                      -ii-

III. Each Company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of ING Funds Distributor, Inc.


Equitable of Iowa Companies, Inc.          100% direct ownership of the
909 Locust Street                          Principal Underwriter
Des Moines, Iowa  50309

ING America Insurance Holdings, Inc.       100% direct ownership of
5780 Powers Ferry Road N.W.                Equitable of Iowa Companies,
Atlanta, Georgia  30327                    Inc.

ING Insurance International B.V.           100% direct ownership of ING
                                           America Insurance Holdings,
                                           Inc.

ING Verzekeringen, N.V.                    100% direct ownership of ING
                                           Insurance International B.V.

ING Groep N.V.                             100% direct ownership of ING
Strawinskylaan 2631                        Verzekeringen, N.V.
1077 ZZ
Amsterdam
The Netherlands



958125.1
                                      -iii-

                                    EXHIBIT G
                                    ---------

                           ING Funds Distributor, Inc.

                        Statements of Financial Condition


                                                                          December 31
Assets                                                          1999                       1998
                                                      ---------------------------------------------------
Cash                                                  $                  88,071     $             $30,000
Short-term investments                                                  755,000                        --
Management fee receivable                                               440,821                        --
Due from affiliate (including
     $3,002,709 in 1999 under
     tax allocation agreement)                                        3,352,513                        --
Deferred sales costs                                                    485,536                        --
Prepaid expenses                                                        219,805                        --
                                                      ---------------------------------------------------
Total assets                                          $               5,341,746     $              30,000
                                                      ===================================================

Liability and stockholder's equity
Liability -- accounts payable and
     other accrued expenses                           $                 686,196                        --
Stockholder's equity:
    Common stock, without par value
          (stated value $1.00 per
          share) -- authorized 50,000
          shares, issued and outstanding
          1,000 shares                                                    1,000     $               1,000
    Additional paid-in capital                                        9,329,000                    29,000
    Retained earnings (deficit)                                      (4,674,450)                       --
                                                      ---------------------------------------------------
Total stockholder's equity                                            4,655,550                    30,000
                                                      ---------------------------------------------------
Total liability and stockholder's equity              $               5,341,746     $              30,000
                                                      ===================================================

See accompanying notes.



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



                           ING Funds Distributor, Inc.

                            Statements of Operations


                                                                  Year ended December 31
                                                              1999                       1998
                                                    ---------------------------------------------------
Income:
    Commissions                                     $                 581,928                        --
    Distribution fees                                                 475,307                        --
    Shareholder servicing fees                                      1,427,792                        --
    Interest                                                           31,626                        --
    Other                                                               1,100                        --
    Expense reimbursement from Equitable Life
       Insurance Company of Iowa                                           --     $               8,545
                                                    ---------------------------------------------------
                                                                    2,517,753                     8,545
Expenses:
    Commissions and promotional payments                            4,138,008                        --
    Salaries and benefits                                           3,609,755                        --
    Travel and entertainment                                        1,519,342                        --
    Conferences                                                       705,796                        --
    Professional fees                                                  43,867                     6,300
    Other                                                             178,144                     2,245
                                                    ---------------------------------------------------
                                                                   10,194,912                     8,545
                                                    ---------------------------------------------------
Loss before income taxes                                           (7,677,159)                       --

Income tax benefit                                                 (3,002,709)                       --
                                                    ---------------------------------------------------
Net loss                                            $              (4,674,450)    $                  --
                                                    ===================================================

See accompanying notes.



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



                           ING Funds Distributor, Inc.

                  Statements of Changes in Stockholder's Equity


                                                      Additional              Retained                 Total
                                    Common             Paid-In                Earnings             Stockholder's
                                     Stock             Capital                (Deficit)               Equity
                                --------------------------------------------------------------------------------

Balance at January 1, 1998               $1,000               $24,000                       --           $25,000
    Contribution of capital                  --                 5,000                       --             5,000
                                --------------------------------------------------------------------------------
Balance at December 31, 1998              1,000                29,000                       --            30,000
    Contribution of capital                  --             9,300,000                       --         9,300,000
    Net loss                                 --                    --              $(4,674,450)       -4,674,450
                                --------------------------------------------------------------------------------
Balance at December 31, 1998             $1,000            $9,329,000              $(4,674,450)       $4,655,550
                                ================================================================================

See accompanying notes.



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



                           ING Funds Distributor, Inc.

                            Statements of Cash Flows


                                                                      Year ended December 31
                                                                  1999                       1998
                                                        ---------------------------------------------------
Operating activities
Net loss                                                $              (4,674,450)                       --
Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Changes in operating assets and liabilities:
       Management fee receivable                                         (440,821)                       --
       Due from affiliate                                              (3,352,513)                   $1,550
       Deferred sales costs                                              (485,536)                       --
       Prepaid expenses                                                  (219,805)                       --
       Accounts payable and other accrued expenses                        686,196                     1,000
                                                        ---------------------------------------------------
Net cash provided by (used in) operating activities                    (8,486,929)                      550

Financing activity
Contribution of capital by parent                                       9,300,000                     5,000
                                                        ---------------------------------------------------
Net cash provided by financing activity                                 9,300,000                     5,000

Investing activity
Purchase of short-term investments                                       (755,000)                       --
                                                        ---------------------------------------------------
Net cash used in investing activity                                      (755,000)                       --
                                                        ---------------------------------------------------
Increase in cash and cash equivalents                                      58,071                     5,550

Cash at beginning of year                                                  30,000                    24,450
                                                        ---------------------------------------------------
Cash at end of year                                     $                  88,071     $              30,000
                                                        ===================================================

See accompanying notes.



958125.1
                                       iv

                           ING Funds Distributor, Inc.

                          Notes to Financial Statements

                                December 31, 1999

1.  Significant Accounting Policies

Organization

As of October 22, 1998, Equitable of Iowa Securities Network, a wholly owned subsidiary of Equitable of Iowa Companies, Inc. ("EIC" or the "Parent"), was renamed ING Funds Distributor, Inc. (the "Company"). EIC is an indirect wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands. The Company engages primarily in the sale of shares of mutual funds of sixteen open-end investment companies (the "Funds") comprising the ING Funds Trust (the "Trust"), an affiliate. Pursuant to a distribution agreement approved annually by the Trust's Board of Trustees, the Company derives commission income from the sale of mutual fund shares, as well as distribution and shareholder servicing fees from the Funds.

Prior to October 22, 1998, the Company operated as a broker-dealer, dealing primarily in the sale of certain variable annuity contracts issued by Equitable Life Insurance Company of Iowa Separate Account A. Commissions due on the sale of certain variable annuity contracts issued by Equitable Life Insurance Company of Iowa Separate Account A were paid by Equitable Life Insurance Company of Iowa ("Equitable Life"), an affiliate, directly to third-party wholesalers. On October 28, 1998, the Company entered into a membership agreement with the National Association of Securities Dealers, Inc. and began operating as a broker-dealer dealing primarily with the distribution of mutual funds.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or benefit are based on the changes in the asset or liability from period to period.



958125.1
                                        v

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation.

2.  Income Taxes

The results of the Company's operations are included in the consolidated tax returns of EIC. The Parent and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes.

Income tax benefit consists of the following:


                                      Year ended December 31
                                  1999                     1998
                         ------------------------------------------------

Federal                  $            (2,627,370)    $         --
State                                   (375,339)              --
                         ------------------------------------------------
                         $            (3,002,709)    $         --
                         ================================================

Income tax benefit differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to non-deductible meals and entertainment and state income taxes.

3.  Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 1999, the Company had defined net capital of $582,596, which was $536,850 in excess of its required net capital of $45,746. The Company's ratio of aggregate indebtedness to net capital was 1.18 to 1.



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                                       vi

4.  Principal Broker-Dealer Agreement

Prior to October 22, 1998, pursuant to a Principal Broker-Dealer Agreement, the operating costs paid by the Company were reimbursed by Equitable Life in connection with services performed.


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                                       vii